SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

                              TAT Technologies Ltd.

6-K Items

1.   Press Release dated December 24, 2008.

                                                                          ITEM 1

PRESS RELEASE                                   Source: TAT Technologies Limited

TAT TECHNOLOGIES LTD. ANNOUNCES THAT ITS BOARD OF DIRECTORS HAS AUTHORIZED THE REPURCHASE OF UP TO NIS 12 MILLION/$3 MILLION OF THE COMPANY'S ORDINARY SHARES.

GEDERA, Israel, December 24/PRNewswire-FirstCall/ - TAT Technologies Limited (Nasdaq: TATTF - NEWS) today announced that its Board of Directors has authorized the repurchase of up to NIS 12 million (approximately U.S. $3 million) of the Company's ordinary shares. The purchases will be made from time to time by the Company on the NASDAQ National Market, the Tel Aviv Stock Exchange or in private transactions. The Board approval is effective through December 31, 2009. The timing and amount of any share purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program will be funded from the Company's working capital and may be suspended or discontinued at any time.

Commenting on the repurchase program, Mr. Giora Inbar, the Chairman of the Board, said, "We believe that the current market price of the Company's ordinary shares does not adequately reflect the business and resources of the Company, This stock repurchase program, reflects our management's confidence in our current operational strengths and prospects for the future as well as our ongoing commitment to increasing shareholder value."

ABOUT TAT TECHNOLOGIES LTD.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft. We also manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TAT TECHNOLOGIES LTD.
                                                     (Registrant)

                                                     By: /s/ Shmuel Fledel
                                                     ---------------------
                                                     Shmuel Fledel
                                                     Chief Executive Officer


Date: December 24, 2008